UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 1Q2018 OPERATIONAL RESULTS

Moscow, Russia – May 24, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2018 operational results.

Production and sales for 1Q2018

Production:

Product Name	1Q2018, thousand tonnes	1Q2017, thousand tonnes	%	1Q2018, thousand tonnes	4Q2017, thousand tonnes	%
Run-of-Mine Coal	4,965	5,074	-2	4,965	4,944	0

Pig Iron	985	1,046	-6	985	981	0

Steel	1,055	1,121	-6	1,055	1,057	0
Electric power generation (thousand kWh)	916,235	931,916	-2	916,235	928,618	-1
Heat power generation (Gcal)	2,212,714	2,087,367	+6	2,212,714	1,810,894	+22

Sales:

Product Name	1Q2018, thousand tonnes	1Q2017, thousand tonnes	%	1Q2018, thousand tonnes	4Q2017, thousand tonnes	%
Coking coal concentrate	1,610	1,996	-19	1,610	1,972	-18

Including coking coal concentrate supplied to third parties	887	1,214	-27	887	1,128	-21

PCI	313	341	-8	313	459	-32

Including PCI supplied to third parties	313	341	-8	313	459	-32

Anthracites	319	448	-29	319	394	-19

Including anthracites supplied to third parties	267	385	-31	267	343	-22

Steam coal	1,611	1,589	+1	1,611	1,499	+7

Including steam coal supplied to third parties	1,356	1,360	0	1,356	1,294	+5

Iron ore concentrate	351	652	-46	351	473	-26
Coke	629	722	-13	629	648	-3

Including coke supplied to third parties	168	235	-29	168	177	-5

Ferrosilicon	18	14	+35	18	19	-6

Long rolls	686	705	-3	686	705	-3

Flat rolls	138	153	-10	138	128	+8

Hardware	146	154	-5	146	148	-1

Forgings	12	14	-19	12	10	+13

Stampings	34	24	+41	34	27	+25

Key investment projects progress

Universal rolling mill:

	1Q2018, thousand tonnes	1Q2017, thousand tonnes	%	1Q2018, thousand tonnes	4Q2017, thousand tonnes	%
Rails, beams and shapes	141	157	-10	141	152	-8

Elga coal complex:

	1Q2018, thousand tonnes	1Q2017, thousand tonnes	%	1Q2018, thousand tonnes	4Q2017, thousand tonnes	%
Run-of-mine coal	1,197	837	+43	1,197	1,105	+8

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 1Q2018 operational results:

“The Group’s coal facilities during this accounting period have been operating steadily, maintaining mining volumes at the previous quarter’s level. Elga Coal Complex reached a record quarterly mining volume at its deposit. At the same time, our sales dynamics suffered negative impact from several factors, including persistent shortage of railway gondola cars in the Kemerovo Region and infrastructure limitations in Russia’s Far East on the way to ports.

“As we have already reported, we are implementing a major technical revamping program and plan to gradually increase coal mining volumes to reach 2015-2016 levels. In order to do that, we continue with renewing our mining equipment and drawing in contractors with their own fleet of BelAZ trucks, excavators and drill rigs.

“Sales of coking coal concentrate fell lower quarter-on-quarter due to extraordinarily high stock of concentrate in ports in 4Q2017, which yielded extra volumes at that time. Planned repairs at  Neryungrinskaya Washing Plant early this year also had their impact. This year’s first quarter was made distinctive by our re-routing coking coal concentrate sales from China to a more profitable Japanese market, where we increased sales by 10%. PCI sales dropped due to a weaker demand in Asia, and we transferred some of our supplies to April. The seven-percent growth in steam coal sales quarter-on-quarter was due to an increase in supplies to Russian energy holdings.

“Weaker results in production and sales of iron ore concentrate persist due to our working through a geologically difficult area and low iron content in the ore mined there.

“The steel division maintained steel production at the previous quarter’s level. We are consistently pursuing our strategy of modifying our product range by redistributing resources in order to increase the share of high-margin products in our sales structure. At Chelyabinsk Metallurgical Plant’s universal rolling mill, the focus in this accounting period was made on shaped rolls and mastering new beam types. Due to a stable demand for these products ahead of the summer season, we increased their sales by 17%. By the first quarter’s end, the universal rolling mill’s product range expanded to include Z-sections for transport purposes, which is highly in demand with wagonbuilders, and wide-flange beam intended for the European market. The universal rolling mill is producing approximately 20 European-standard types of beams and rails for the European Union’s construction and railroad industry facilities.

“Sales of flat rolls went up by 8% quarter-on-quarter primarily due to a major contract for supplies of stainless flats made of heat-resistant steel grades.

“The 13-percent increase in forged long rolls was due to a stable market demand in Europe. Stampings sales went up by 25% due to our contracts with leading Russian wagonbuilders. Urals Stampings Plant has significantly increased production of wagon axles in 1Q2018. In order to satisfy growing market needs, the plant launched an additional upgraded hammer line. We see the increased demand for wagon axles as a positive sign that joint efforts by steelmakers, wagonbuilders and transport companies will soon manage to reverse the acute shortage of gondola cars.

“Electricity generation remained at the previous quarter’s level. The 22-percent increase in heat generation was due to climatic conditions, which is to say lower air temperatures.”

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 24, 2018